Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 payamsiadatpour@eversheds-sutherland.us
July 8, 2022
Daniel S. Greenspan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Nuveen Churchill Private Capital Income Fund
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2
File No. 333-262771
Dear Mr. Greenspan:
On behalf of Nuveen Churchill Private Capital Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 29, 2022 regarding the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) filed on June 3, 2022 (and accepted as of June 6, 2022). The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed with the SEC on July 8, 2022 (the “Amended Registration Statement”).
1.The Staff refers to the revisions made in response to Comment 14 in the Fund’s response letter, dated June 3, 2022 (the “Response Letter”), as reflected on page 2 of the Registration Statement. Please disclose the typical settlement date of the investments that the Fund refers to as liquid in a parenthetical.
Response: The Fund has revised page 2 of the Amended Registration Statement to reflect the Staff’s comment.
2.The Staff refers to Comment 20 in the Response Letter. Please explain the meaning of a “whole loan, whole security” in plain English.
Response: The Fund has revised pages 47 and 124 of the Amended Registration Statement to delete the reference to the phrase “whole loan, whole security basis” as the plain English explanation of the phrase is otherwise captured in the sentence.
3.The Staff refers to Comment 21 in the Response Letter. Please revise the Registration Statement, to the extent necessary, to make clear that the Fund “primarily” invests in U.S. middle market companies.
Response: The Fund respectfully advises the Staff on a supplemental basis that, upon further review, it does disclose that the Fund primarily invests in U.S. middle market companies. In this regard, please refer to pages i, 1, 5, 63, 79, and 84 of the Registration Statement.
4.Please revise the disclosure under the “Environmental, Social and Governance Policies” heading on page 82 of the Registration Statement to include the substance of the Fund’s response to Comment 25 in the Response Letter.
Response: The Fund has revised page 91 of the Amended Registration Statement to reflect the Staff’s comment.

Daniel S. Greenspan, Senior Counsel July 8, 2022 Page 2
5.The Staff refers to Comment 25 in the Response Letter. Please advise the Staff on a supplemental basis if the Fund will consider derivative securities to be securities of eligible portfolio companies under Section 55 of the Investment Company Act of 1940, as amended.
Response: The Fund respectfully advises the Staff on a supplemental basis that it does not expect to invest in derivatives. To the extent the Fund invest in derivatives in the future, it expects that derivative securities will not be securities of eligible portfolio companies under Section 55 of the Investment Company Act of 1940, as amended.
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Please do not hesitate to call me at (202) 383-0278, Steven B. Boehm at (202) 383-0176, or Owen Pinkerton at (202) 383-0262 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	John Lee, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, General Counsel, Churchill Asset Management LLC
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Owen Pinkerton, Esq., Eversheds Sutherland (US) LLP